EXHIBIT (a)(1)(Z)

Stock Option Basics

What is a stock option?

A stock option gives you the right to buy a share of stock at a fixed price, called the exercise price, during a specified period. When your options are exercisable, you can purchase from Delta the specified number of shares for that price.

The terms of a stock option — the exercise price, grant date, schedule of exercisability and expiration date — are fixed and are specified in the materials provided when options are granted.

What value does a stock option have?

The value ultimately received from your options depends on the market price of Delta common stock at the time you exercise your option. Your option exercise price is fixed. If the market value of the stock increases at a time when you hold exercisable options, you could acquire the option shares at the lower, fixed exercise price. The difference between the market value and the exercise price of exercisable options is the potential value you could realize from exercising your options. If you exercise options, you will owe tax on the difference between the fair market value of the stock and the exercise price.

Remember, the stock price could also go down below the exercise price. If the stock does not increase above the exercise price, you’re never obligated to exercise your options and acquire the shares.

## *How do stock options work?*

You receive a stock option grant
Your options become exercisable
You decide whether and when to exercise
If you do exercise
If you do **not** exercise
You decide whether and when to sell your option shares.
Your options expire after a designated period of time or earlier under certain circumstances.

## *What if I can't afford to buy shares?*

What if I can’t afford to buy shares?

Generally, there are two methods to exercise your stock options: a cash purchase or a cashless exercise. With a cashless exercise, no cash is required to buy shares.

>	Cash purchase.

You send the full amount of the purchase cost (the exercise price times the number of options to be exercised) and also prepay all other exercise costs, including taxes, commissions and fees. Or, you simply pay the purchase cost and sell enough shares to cover all other exercise costs, including taxes, commissions and fees.

>	Cashless exercise.

No out-of-pocket payment is required. When you elect to hold shares you purchase by exercising your stock options (the cashless-hold stock method), you sell only enough shares to cover your exercise costs. If you elect not to hold any shares (the cashless-sell stock method), you immediately sell the shares and receive the proceeds, less the exercise price, taxes, commissions and fees.

How are nonqualified stock options taxed?

The stock options you hold and the replacement options you’ll receive if you exchange your existing options will be nonqualified stock options. The taxation of nonqualified stock options is complex. Because of this, you may want to discuss your individual situation with a tax advisor.

Generally, in the U.S. nonqualified stock options are taxed when you exercise them. At that time, you’ll owe ordinary income taxes on the gain, which is the difference between the market price of the options exercised and the exercise price. This income will appear on your W-2 form. Federal income tax, any applicable state and local income tax, FICA taxes and Medicare taxes will generally be withheld at the time you exercise your nonqualified stock options.

If you later sell the shares purchased under your stock options, the gain (or loss) equals the difference between the sale price and the market value of the stock at the time you exercised your options. Any gain (or loss) realized at the time you sell your shares will be taxed as a long-term or short-term capital gain (or capital loss). Because tax laws are subject to change, you should consult a tax advisor for complete and up-to-date information.

What are the key terms when talking about stock options?

Exercise	>	Exercise refers to using your stock options to acquire Delta shares at the fixed exercise price.

Expiration Date	>	The expiration date is the date your stock options expire. This occurs after a designated period of time or earlier under certain circumstances. After the expiration date, you can no longer exercise your options.

Exercise Price	>	The exercise price is the price you’ll pay to acquire a share of Delta common stock. This amount is generally equal to the fair market value of a share of Delta common stock on the date that options are granted.

Grant Date	>	The grant date is the date the award is made. This date is specified in the materials provided in connection with the grant of options.

Schedule of Exercisability	>	The schedule of exercisability is the waiting period before you can exercise your options to acquire Delta common stock.

Stock Option	>	A stock option gives you the opportunity to acquire a specific number of Delta shares at a fixed price during a specified period. The fixed price — called the exercise price — remains in effect regardless of how the market price of the stock changes.

Underwater Option	>	An option is described as underwater when the exercise price of the option is above the current market price of the company’s stock.

Value	>	There are many ways to define value. Generally, when we use the term value, we mean the potential gain you could realize from exercising your options. This potential gain, or potential value, is the difference between the exercise price of your options and the market price of Delta common stock when you exercise your options. In discussing value, we generally don’t deduct taxes, commissions and fees, which you would have to pay when you exercise stock options.